EXHIBIT 99.1
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                              ARRANGEMENT AGREEMENT

                              DATED AUGUST 21, 2005

                                     BETWEEN

                             CNPC INTERNATIONAL LTD.

                                       AND

                              PETROKAZAKHSTAN INC.





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                              ARRANGEMENT AGREEMENT

         THIS AGREEMENT dated the 21st day of August, 2005.


B E T W E E N:


                CNPC INTERNATIONAL LTD.,
                a corporation existing under the laws of the Cayman Islands,

                (hereinafter called "PARENT"),

                                     - and -

                PETROKAZAKHSTAN INC.,
                a corporation existing under the laws of Alberta,

                (hereinafter called "COMPANY").

         WHEREAS Company and Parent wish to propose an arrangement involving Company, Acquiror and the shareholders of Company;

         AND WHEREAS the parties hereto intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the BUSINESS CORPORATIONS ACT (Alberta);

         AND WHEREAS the parties hereto have entered into this Arrangement Agreement (this "Agreement") to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement;

         NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each party), the parties hereto hereby covenant and agree as follows:

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                                      -2-


                                   ARTICLE 1
                                 INTERPRETATION
                                 --------------

1.1      DEFINITIONS

         In this Agreement, unless the context otherwise requires:

     "ABCA" means the BUSINESS CORPORATIONS ACT (Alberta), R.S.A. 2000, c. B-9, as amended;

     "ACQUIROR" means 818 Acquisition Inc., a corporation existing under the laws of Alberta, or another wholly-owned direct or indirect subsidiary of Parent existing under the laws of Alberta;

     "ACQUISITION PROPOSAL" means any (i) merger, amalgamation, consolidation, recapitalization, arrangement, business combination or take-over bid, (ii) sale of material assets (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale) which exceeds 20% of the book value of the assets of Company or (iii) sale of 20% or more of the issued and outstanding shares or equity of Company or rights or interests therein or thereto, or similar transactions, or series of transactions, involving Company or any Material Entities of Company, or a proposal or offer or public announcement of an intention to do any of (i), (ii) or
     (iii), excluding the Arrangement and the transactions permitted pursuant to this Agreement;

     "ARRANGEMENT" means the arrangement involving Company and its Shareholders under the provisions of section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement;

     "ARRANGEMENT RESOLUTION" means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting;

     "ARTICLES OF ARRANGEMENT" means the articles of arrangement of Company in respect of the Arrangement required by the ABCA to be filed with the Registrar after the Final Order is made;

     "BUSINESS DAY" means any day, other than a Saturday, a Sunday and a statutory holiday in Toronto, Ontario, London, England or Beijing, China;

     "CANADIAN GAAP" means generally accepted accounting principles in Canada;

     "COMPANY COMMON SHARES" means the Class A common shares of Company;

     "COMPANY DISCLOSURE LETTER" has the meaning ascribed thereto in Section
     1.10;

     "COMPANY MEETING" means the special meeting of Shareholders to be called and held for the purpose of considering the Arrangement and any adjournments or postponements thereof;

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     "COMPANY PLANS" has the meaning ascribed thereto in Section 15 of Schedule
     B; and "COMPANY PLAN" means any one of them;

     "CONFIDENTIALITY AGREEMENT" means the Confidentiality Agreement dated April 8, 2005 between Company and Parent, as amended;

     "CONSIDERATION" means, in respect of each Company Common Share, $55.00 in cash;

     "COURT" means the Court of Queen's Bench of Alberta;

     "DISSENT RIGHTS" means the rights of dissent of the holders of Company Common Shares in respect of the Arrangement described in section 3.1 of the Plan of Arrangement;

     "EFFECTIVE DATE" means the date the Arrangement is effective under the ABCA;

     "EFFECTIVE TIME" means 12:01 a.m. (Calgary time) on the Effective Date;

     "ENCUMBRANCE" includes, without limitation, any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest in property, option, right of first refusal or offer, adverse claim, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

     "ENVIRONMENTAL APPROVALS" means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by Governmental Entities pursuant to Environmental Laws;

     "ENVIRONMENTAL LAWS" means all applicable Laws, including applicable common laws, relating to the protection of the environment and employee and public health and safety;

     "FINAL ORDER" means the order of the Court approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

     "GOVERNMENTAL ENTITY" means any applicable (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, including the Securities Authorities;

     "HAZARDOUS SUBSTANCE" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Law, and including, without limitation, any petroleum product or byproduct, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or
     PCBs), dioxins, dibenzofurons, heavy metals, radon gas, mould spores and mycotoxins;

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                                      -4-


     "INCENTIVE STOCK OPTION PLAN" means the stock option plan of Company made effective as of May 29, 2000, as amended on May 8, 2002;

     "INTERIM ORDER" means the interim order of the Court, as the same may be amended, pursuant to subsection 193(4) of the ABCA containing declarations and directions in respect of Company under the ABCA with respect to the Arrangement and the Company Meeting;

     "JOINT VENTURE ENTITIES" means, in respect of Company, each of the joint ventures listed in the Company Disclosure Letter;

     "LAWS" means all laws, by-laws, rules, regulations, orders, rulings, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements of any Governmental Entity, including applicable securities laws and the rules and regulations of any stock exchange or quotation system on which the securities of the Company are listed;

     "MATERIAL ADVERSE CHANGE" or "MATERIAL ADVERSE EFFECT" on Company means any change, effect, event, occurrence or state of facts that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, operations or financial condition, assets, liabilities (contingent or otherwise) of Company and its Material Entities taken as a whole, other than any change, effect, event, occurrence, circumstance or state of facts (i) relating to general political, economic or financial conditions, including in Canada, the United States or Kazakhstan, (ii) relating to the state of securities markets in general, including any reduction in Canadian, United States, European or other market indices, (iii) reasonably attributable to the announcement of this Agreement or the transactions contemplated hereby, including the reaction or position of any Kazakhstani Governmental Entity or any change in the trading price of Company Common Shares, (iv) relating to the oil and gas industry in general and not specifically relating to Company or its Material Entities or (v) relating to changes in Laws (including tax Laws) or the interpretation, application or non-application of Laws by Governmental Entities;

     "MATERIAL ENTITIES" means each of the Subsidiaries of Company and Joint Venture Entities listed in the Company Disclosure Letter;

     "OPTIONS" means the stock options outstanding under the Incentive Stock Option Plan;

     "PARTIES" means Company, Parent and Acquiror; and "PARTY" means any one of them;

     "PLAN OF ARRANGEMENT" means the plan of arrangement in the form and content of Schedule A annexed hereto and any amendment or variation thereto made in accordance with Article 5 of the Plan of Arrangement, Section 7.1 hereof or upon the direction of the Court in the Final Order;

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                                      -5-


     "PROXY CIRCULAR" means the management information circular prepared by Company for the Company Meeting;

     "PUBLICLY DISCLOSED BY COMPANY" means disclosed by Company or a Material Entity in a public filing made with a Securities Authority prior to the date hereof;

     "REGISTRAR" means the Registrar appointed pursuant to section 263 of the ABCA;

     "SECURITIES AUTHORITIES" means the Alberta Securities Commission and the other securities regulatory authorities in Canada and the United States Securities and Exchange Commission;

     "SHAREHOLDERS" means the holders of Company Common Shares;

     "SUBSIDIARY" means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the board of directors thereof and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of existing contracts, agreements and commitments;

     "SUPERIOR PROPOSAL" means any BONA FIDE written Acquisition Proposal made unsolicited after the date hereof by a third party (other than Parent and its affiliates), directly or indirectly, to acquire all or substantially all of the assets of the Company or more than 50% of the Common Shares, and that in the good faith determination of the Board of Directors of Company (based upon advice from its financial advisors and outside legal counsel)
     (a) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (b) would, if consummated in accordance with its terms, result in a transaction more favourable to Shareholders from a financial point of view than the transactions contemplated by this Agreement; and (c) in respect of which the financing is then committed or confirmation is provided from the sources of financing to be used to complete the transaction contemplated by such proposal that such financing is available without delays or conditions (other than the conditions attached to such proposal);

     "THIRD PARTY CONSENTS" in respect of or in contemplation of the transactions contemplated by the Agreement or the Arrangement (collectively, an "EVENT") means all consents, approvals and waivers that are required under, or are necessary to ensure that, the Event, or the consummation thereof, does not result in a violation or breach of, or give rise to any termination or rights of first refusal or other buy-sell rights under, any contract, agreement, licence, franchise or permit to which Company, or any Material Entities is bound or is subject to or is the beneficiary.

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                                      -6-


1.2      INTERPRETATION NOT AFFECTED BY HEADINGS, ETC.

         The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

1.3      ARTICLE REFERENCES, ETC.

         Unless the contrary intention appears, references in this Agreement to an Article, Section or Schedule by number or letter or both refer to the Article, Section or Schedule, respectively, bearing that designation in this Agreement.

1.4      NUMBER AND GENDER

         In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender shall include all genders; and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof).

1.5      DATE FOR ANY ACTION

         If the date on which any action is required to be taken hereunder by any Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.6      CURRENCY

         Unless otherwise stated, all references in this Agreement to sums of money are expressed in United States dollars.

1.7      SCHEDULES

         Schedules A, B and C annexed to this Agreement are incorporated by reference into this Agreement and form part hereof.

1.8      ACCOUNTING MATTERS

         Unless otherwise stated, all accounting terms used in this Agreement in respect of Company shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature in respect of Company required to be made shall be made in a manner consistent with Canadian GAAP and, when used in connection with Company or its Subsidiaries, on a basis consistent with the annual audited consolidated financial statements of Company for the fiscal year ended December 31, 2004.

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                                      -7-


1.9      MATERIAL

         The terms "material" and "materially" shall, when used in this Agreement, be construed, measured or assessed on the basis of whether the matter would materially affect a Party and its Subsidiaries (and, in the case of Company, the Joint Venture Entities) taken as a whole or would significantly impede the completion of the Arrangement or the other transactions contemplated hereby.

1.10     DISCLOSURE IN WRITING

         The phrase "except as previously disclosed in writing" and similar expressions used in this Agreement shall be construed for all purposes of this Agreement as referring to a disclosure letter prepared by Company and delivered to Parent contemporaneously with the execution and delivery of this Agreement (the "COMPANY DISCLOSURE LETTER"). Disclosure by Company in any particular schedule or exhibit of the Company Disclosure Letter will be deemed to be disclosure of the information for all purposes of this Agreement.

1.11     MATERIAL ENTITIES

         Notwithstanding any other provisions hereof, the representations and warranties given hereunder with respect to the Material Entities that are Joint Venture Entities are given by Company only to the best of the actual knowledge of its executive officers, based on inquiry of the management of Company or its Material Entities (excluding such Joint Venture Entities) but without inquiry of the management or employees of the Joint Venture Entities, except for the representations and warranties given respecting Company's direct or indirect ownership and other rights and obligations in respect of such Joint Venture Entities. Covenants given by Company which refer to any of the Material Entities shall not extend to the Joint Venture Entities; provided however, that if an issue relating to any of the Joint Venture Entities arises, which issue would be the subject matter of any of the covenants contained in this Agreement but for the fact that the covenants do not extend to the Joint Venture Entities, subject to any pre-existing agreement, Company shall use reasonable commercial efforts to comply with such covenant and shall vote its voting interests in the relevant Joint Venture Entity in respect of such issue consistent with complying with the relevant covenant as though such covenant did extend to the relevant Joint Venture Entity. Company shall also exercise any other proper influence in the relevant Joint Venture Entity in a manner consistent with complying with the relevant covenant as though such covenant did extend to the relevant Joint Venture Entity, subject to any applicable Laws, applicable fiduciary duties or contractual obligations (other than under this Agreement). For the purpose of this Section, "executive officer" means any of: Bernard Isautier, Mike Azancot, Clayton Clift, Anthony Peart, Dermot Hassett, Ihor Wasylkiw, Graeme Phipps and Thomas Dvorak.

1.12     ACQUIROR

         Parent hereby covenants that it shall cause Acquiror to execute and assume the benefits and obligations of this Agreement pertaining to it by no later than September 9, 2005. Prior to such execution, references in this Agreement to "Acquiror" or "Parent and Acquiror" shall be interpreted so as to mean Parent alone.

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                                      -8-


                                   ARTICLE 2
                                THE ARRANGEMENT
                                ---------------

2.1      INTERIM ORDER

         As soon as reasonably practicable, Company shall apply to the Court in a manner acceptable to Parent, acting reasonably, pursuant to subsection 193(2) of the ABCA and, in cooperation with Parent and Acquiror, prepare, file and diligently pursue an application for the Interim Order providing, among other things:

    (a) for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

    (b) that the requisite approval for the Arrangement Resolution shall be two-thirds of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Company Meeting;

    (c) that, in all other respects, the terms, restrictions and conditions of Company's articles of incorporation and by-laws, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

    (d)  for the grant of the Dissent Rights; and

    (e) for the notice requirements with respect to the presentation of the application to the Court for the Final Order.

2.2      FINAL ORDER

         If the Interim Order and the approval of Shareholders are obtained, Company shall as soon as reasonably practicable thereafter take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to subsection 193(9) of the ABCA.

2.3      PAYMENT TO COMPANY

         If in connection with the satisfaction of the payment of the cash consideration to the Shareholders as required by the Final Order:

    (a)  the Company receives funds from the Acquiror or the Parent;

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                                      -9-


    (b) the Company receives funds from a bank or another financial institution sent on behalf of the Acquiror or the Parent; or

    (c) the Company draws funds on a Letter of Credit issued by Citibank, N.A. for the account of the Acquiror or the Parent in favour of the Company as beneficiary,

Company acknowledges that it receives such funds not as beneficiary but as trustee for the Shareholders, and the Company undertakes that it will immediately upon receipt pay such funds to the Depository to the extent that such payment shall satisfy the obligation of the Acquiror pursuant to Article
4.1 of Schedule A and to the extent that such funds are used solely for the purpose of paying the consideration payable by the Acquiror for shares in the Company and for no other purpose.

2.4      ARTICLES OF ARRANGEMENT AND EFFECTIVE DATE

         Company will carry out the terms of the Interim Order and the Final Order as soon as is reasonably practicable after the issuance of the Interim Order and Final Order, respectively, and as soon as practicable following the receipt of the Final Order and subject to the satisfaction or waiver of the conditions set forth in Article 6, Company shall file articles of arrangement with the Registrar pursuant to subsection 193(10) of the ABCA to give effect to the Arrangement and implement the Plan of Arrangement. The Arrangement shall become effective on the Effective Date and the steps to be carried out pursuant to the Arrangement shall become effective on the Effective Date in the order set out in the Plan of Arrangement.

2.5      COMPANY APPROVAL

    (a) Company represents as of the date hereof that the members of the Board of Directors that participated in the meeting held to consider the Arrangement and the other transactions contemplated by the Agreement:

         (i) have unanimously determined that the Arrangement is fair to the Shareholders and is in the best interests of Company; and

         (ii) have unanimously resolved to recommend that the Shareholders vote in favour of the Arrangement.

    (b) Company represents as of the date hereof that it has received an opinion of Goldman Sachs International, dated the date of this Agreement, to the effect that, as of such date, the Consideration is fair, from a financial point of view, to the Shareholders.

    (c) Company represents as of the date hereof that each member of its Board of Directors that participated in the meeting held to consider the Arrangement has advised that he intends to vote all Company Common Shares held by such director in favour of the Arrangement Resolution and will, accordingly, so represent in the Proxy Circular.

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                                      -10-


2.6      OPTIONS

         Company shall take all necessary actions to cause the vesting of all outstanding Options prior to the Effective Time to permit holders of Options to exercise all Options prior to the Effective Time and shall be entitled to make arrangements in order to facilitate the conditional exercise of Options, conditional upon the Arrangement becoming effective, and any Company Common Shares issued pursuant to any such conditional exercise shall be accepted as validly subject to the Arrangement.

2.7      GUARANTEE OF PARENT

         Parent hereby unconditionally and irrevocably guarantees the due and punctual performance by Acquiror of each and every obligation of Acquiror arising under this Agreement and the Arrangement, including, without limitation, the payment of the Consideration pursuant to the Arrangement.


                                   ARTICLE 3
                    REPRESENTATIONS AND WARRANTIES OF COMPANY
                    -----------------------------------------

3.1      REPRESENTATIONS

         Company hereby makes to Parent and Acquiror the representations and warranties as set forth in Schedule B to this Agreement as of the date of this Agreement and acknowledges that each of Parent and Acquiror is relying upon those representations and warranties in connection with entering into this Agreement.

3.2      SURVIVAL OF REPRESENTATIONS AND WARRANTIES

         The representations and warranties of Company contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished at the Effective Time.


                                   ARTICLE 4
              REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUIROR
              -----------------------------------------------------

4.1      REPRESENTATIONS

         Each of Parent and Acquiror hereby makes to Company the representations and warranties as set forth in Schedule C to this Agreement as of the date of this Agreement, and acknowledges that Company is relying upon those representations and warranties in connection with entering into this Agreement.

4.2      SURVIVAL OF REPRESENTATIONS AND WARRANTIES

         The representations and warranties of Parent and Acquiror contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished at the Effective Time.

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                                      -11-


                                   ARTICLE 5
                                   COVENANTS
                                   ---------

5.1      PRESS RELEASES; FILINGS

    (a) The Parties agree to consult with each other in issuing any press releases or otherwise making public statements with respect to this Agreement or the Arrangement. Each Party shall provide the other Parties with a reasonable period of time to review and comment on all such press releases prior to release thereof. The Parties agree to issue jointly a press release with respect to this Agreement as soon as practicable, in a form acceptable to each Party, and each Party agrees to file a copy of this Agreement with applicable Securities Authorities, to the extent such filing is required by Law. Each of the Parties agrees not to make any public statement that is inconsistent with such press release.

    (b) Each of Parent and Acquiror will make all filings and applications and submissions of information under all Laws which are applicable in connection with the Arrangement and the other transactions contemplated by this Agreement. The Company will (i) cooperate and assist Parent and Acquiror in the making of all such filings and submissions and the obtaining of any related consents, approvals or waivers, including, if requested by the Parent or Acquiror, pursuant to the Kazakhstan Subsoil Use Law and with the Kazakhstan Committee for Protection of Competition of the Ministry of Industry and Trade, and (ii) assist Parent and Acquiror in any discussions which Parent and Acquiror may wish to have with any other parties to the Joint Venture Entities upon the reasonable request of Parent, provide all reasonable assistance and furnish all reasonably available information to Parent and Acquiror to defend, rebut or otherwise challenge any claims (A) that this Agreement or the Arrangement trigger any rights for any third party to purchase the Company's interest in any Joint Venture Entities, or violate any agreement relating to any Joint Venture Entities; or (B) in any manner challenging or seeking to prevent, delay or interfere with this Agreement or the Arrangement; in each case promptly upon the reasonable request of Parent. For greater certainty, nothing in this Section 5.1 shall be interpreted in such a manner so as to give rise to a condition or termination right in favour of Parent or Acquiror as a result of a failure to obtain any such consent, approval or waiver.

5.2      COVENANTS OF COMPANY

         Company covenants and agrees that, without the prior written consent of Parent (such consent not to be unreasonably withheld or delayed) or except as contemplated in this Agreement or the Arrangement or the Company Disclosure Letter, from the date hereof until the earlier of the Effective Date or the day upon which this Agreement is terminated:

    (a)  in a timely and expeditious manner it will:

         (i) prepare the Proxy Circular and provide Parent and Acquiror with reasonable opportunity to review and comment on drafts thereof (recognizing Company shall determine whether or not to take account of such comments, acting reasonably, and recognizing that each of Company, Parent and Acquiror has an interest in ensuring the Proxy Circular complies with all Laws) and file the Proxy Circular in all jurisdictions where the same is required to be filed and mail the same as ordered by the Interim Order and in accordance with all applicable Laws (provided that in any event the Company will have prepared all materials necessary for filing the application for the Interim Order with the Court and the Registrar within 30 days after the date of this Agreement), in all jurisdictions where the same is required, complying in all material respects with all applicable Laws on the date of mailing thereof and ensure that such Proxy Circular does not contain any misrepresentation (as defined under applicable securities Laws);

         (ii) as soon as reasonably practicable after the execution of this Agreement but in any case before November 15, 2005 convene and conduct the Company Meeting in accordance with the Interim Order, Company's by-laws and applicable Laws; and

         (iii) provide notice to Parent and Acquiror of the Company Meeting and allow Parent's and Acquiror's representatives to attend the Company Meeting;

    (b) subject to Section 6.4 and Section 5.5(c), except as required for quorum purposes, not postpone or cancel (or propose for adjournment, postponement or cancellation of) the Company Meeting without the Acquiror's prior written consent except as required by Laws;

    (c) in a timely and expeditious manner, it will prepare (in consultation and in cooperation with Parent and Acquiror) and file any mutually agreed (or otherwise required by applicable Laws) amendments or supplements to the Proxy Circular with respect to the Company Meeting and mail the same as required by the Interim Order and in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable legal requirements on the date of mailing thereof;

    (d) except for proxies (unless otherwise requested by Parent) and other non-substantive communications, it will furnish promptly to Parent and Acquiror, or provide Parent and Acquiror with reasonable access to review, a copy of each notice, report, schedule or other document or communication delivered, filed or received by Company in connection with the Arrangement, the Interim Order, the Company Meeting or the Final Order or any filings under applicable Laws;

    (e) at the request of Acquiror, it will use commercially reasonable efforts to solicit from the Shareholders proxies in favour of the Arrangement Resolution, including, if so requested by Acquiror, using the services of dealers and proxy solicitation services, and to take all other action that is necessary or desirable to secure the approval of the Arrangement Resolution, unless and until the Board of Directors of Company has changed its recommendation in accordance with the terms of this Agreement pursuant to Section 5.5;

    (f) it will permit Parent and Acquiror and their counsel to review and comment upon drafts of all material to be filed by Company with the Court in connection with the Plan of Arrangement and provide counsel to Parent and Acquiror on a timely basis with copies of any notice of appearance and evidence served on Company or its counsel in respect of the application for the Final Order or any appeal therefrom and of any notice (written or oral) received by Company indicating any intention to oppose the granting of the Final Order or to appeal the Final Order;

    (g) give Parent prompt notice of any written notice of dissent, withdrawal of such notice, and any other instruments received by the Company pursuant to any such dissent rights;

    (h) except as previously disclosed in writing to Parent and Acquiror or in contemplation of or to give effect to the transactions contemplated by this Agreement or the Arrangement, it shall, and shall cause each of its Material Entities to, conduct its and their respective businesses only in, and not take any action except in, the ordinary course of business consistent with past practice;

    (i) except in contemplation of or to give effect to the transactions contemplated by this Agreement or the Arrangement, and except as previously disclosed in writing to Parent and Acquiror, it shall not, directly or indirectly, whether by or through any Material Entity, do or permit to occur any of the following:

         (i) issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber (or permit any of the Material Entities to issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber) any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of it or any of its Material Entities, other than the issue of Company Common Shares pursuant to the exercise, conversion or payment in respect of Options (whether vested or unvested), in each case currently outstanding and, except as contemplated by Section 2.6, in accordance with their current terms;

         (ii) other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other persons in accordance with their terms), sell, lease (other than space leases) or otherwise dispose of (or permit any of its Material Entities to dispose of) any material assets or enter into any agreement or commitment in respect of any of the foregoing;

         (iii) amend or propose to amend its articles or by-laws or the articles, charter, by-laws or other similar organizational documents of any of its Material Entities or any of the terms of the Options, except as contemplated by Section 2.5;

         (iv) split, combine, reclassify or amend the material terms of any of its outstanding securities or any securities of its Material Entities, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to the Company Common Shares, except for regular quarterly cash dividends on the Company Common Shares in the normal course in accordance with its existing practice;

         (v) redeem, purchase or offer to purchase (or permit any of its Material Entities to redeem, purchase or offer to purchase) any Company Common Shares (including by way of issuer bid) or other equity securities of it or any of its Material Entities, unless otherwise required by the terms of such securities and other than pursuant to existing share purchase plans (other than by way of issuer bid), Options and obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other persons);

         (vi) repay, redeem, repurchase or retire, or otherwise make any payment in respect of any indebtedness for borrowed money or any of its debt securities, or any rights, warrants, calls or options to acquire any of its debt securities, other than in the ordinary course of business consistent with past practice or as required by their terms as in effect on the date of this Agreement, or authorize, or make any commitment to make any new capital expenditure or expenditures in excess of $20 million, except as currently set forth in the approved budgets of the Company;

         (vii) reorganize, amalgamate or merge it or any of its Material Entities with any other person, corporation, partnership or other business organization whatsoever;

         (viii) other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other persons), acquire or agree to acquire any person, corporation, partnership, joint venture or other business organization (or material interest therein) or division or acquire or agree to acquire any assets which, in each case are, individually or in the aggregate, material, including by merger, amalgamation, plan of arrangement, acquisition of shares or otherwise;

         (ix) incur or commit to provide guarantees for borrowed money, incur or assume any additional indebtedness for borrowed money or issue any additional debt securities except for the purpose of the renewal of or the replacement of existing credit facilities, mortgages or financings with floating rate debt that is prepayable in no more than 30-day intervals;

         (x) except as required by Canadian GAAP or applicable Law make, change or revoke any material election relating to taxes, change any annual accounting period, adopt or change any existing accounting practices, take any action, or omit to take any action, in either case inconsistent with past practice, relating to the filing of any tax return or the payment of any tax, settle any material tax claim or assessment in an amount that exceeds, individually or in the aggregate, $20 million or surrender any right to claim a tax refund;

         (xi) acquire (including by merger, amalgamation, plan of arrangement, consolidation or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any assets except purchases of inventory in the ordinary course of business consistent with past practice;

         (xii) pay, settle, discharge or satisfy any material claim, liability or obligation (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business and consistent with past practice; and

         (xiii) except as otherwise provided in Section 5.8, amend, modify or terminate any insurance policy of the Company or any Material Entities in effect on the date hereof, except for the scheduled renewal of the Company's current directors' and officers' liability insurance policy for a period of not more than one year, on the terms (including price) currently in effect under such policy, or the most similar terms then available, as permitted by the terms of such policy and except for scheduled renewals of any other insurance policy of the Company or the Material Entities in effect on the date hereof in the ordinary course of business consistent with past practice;

    (j) it shall not, and shall cause each of its Material Entities to not, other than as previously disclosed in writing to Parent and Acquiror or with respect to employees in the ordinary course of business or as required pursuant to existing Company Plans or agreements, enter into or modify any employment, severance, collective bargaining or similar agreements, policies or arrangements with, or grant any bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay to, or make any loan to, any employees, officers or directors of it; provided that the foregoing shall not prevent Company from taking such action that is reasonably necessary to permit the conditional exercise of Options as provided in
         Section 2.6;

    (k) it shall use its reasonable commercial efforts (and cause each of its Material Entities to use reasonable commercial efforts) to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

    (l)  it shall:

         (i) use its reasonable commercial efforts, and cause each of its Material Entities to use its reasonable commercial efforts, to preserve intact its business organizations and goodwill, to maintain satisfactory relationships with customers, suppliers, agents, tenants, co-owners, employees and others having business relationships with it or its Material Entities;

         (ii) not take any action, or permit any of its Material Entities to take any action, that would interfere with or be inconsistent with the completion of the transactions contemplated hereunder or would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Time if then made; and

         (iii) promptly notify Parent and Acquiror of (A) any material adverse change, or any change which would reasonably be expected to become a material adverse change, in respect of Company, and (B) of any material Governmental Entity or third party litigation, complaints, investigations or hearings (or communications indicating that the same may be contemplated);

    (m) it shall not and shall cause its Material Entities not to settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement or the Arrangement prior to the Effective Time;

    (n) except as previously disclosed in writing to Parent and Acquiror or as required by applicable Laws, it and its Material Entities shall not (i) authorize any waiver, release or relinquishment of any material contractual right or (ii) enter into or modify in any material respect or terminate any contract, agreement, commitment or arrangement which new contract or series of related new contracts or modification to or termination of an existing contract or series of related existing contracts would be material to the Company or would have a material adverse effect on Company;

    (o) as soon as reasonably practicable, it shall use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its and Parent's and Acquiror's obligations hereunder set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement and the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

         (i) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement and the transactions contemplated by this Agreement;

         (ii) oppose, lift or rescind any injunction or restraining order or other order, proceeding or action challenging or affecting this Agreement or the transactions contemplated hereby by seeking to restrain, enjoin or prohibit the consummation of the Arrangement in accordance with the terms hereof; and

         (iii) cooperate with Parent and Acquiror in connection with the performance by them of their obligations hereunder, including providing such information about Company and its Material Entities as may be reasonably required by any potential lender to the Parent or Acquiror in connection with the funding of the Consideration under the Arrangement;

    (p) it shall not take any action, refrain from taking any action (subject to its commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with this Agreement or which would reasonably be expected to materially impede the completion of the Arrangement or the other transactions contemplated hereby, provided that where Company is required to take any such action or refrain from taking such action (subject to its commercially reasonable efforts) as a result of this Agreement, Company shall immediately notify Parent and Acquiror in writing of such circumstances; it shall use its commercially reasonable efforts to conduct its affairs and shall cause its Material Entities to conduct their affairs so that all of its representations and warranties contained herein shall be true and correct in all material respects on and as of the Effective Date as if made on and as of such date; and

    (q)  it shall promptly advise Acquiror and Parent in writing:

         (i) if it becomes aware that the Proxy Circular or any application for an order hereunder contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made or that otherwise requires an amendment or supplement to the Proxy Circular or such application;

         (ii) of any event, condition or circumstance that would be reasonably expected to cause any representation or warranty of Company contained in this Agreement to be untrue or inaccurate on the Effective Date (or, in the case of any representation or warranty made as of a specified date, as of such specified date);

         (iii) of any material adverse effect on Company or any event, occurrence or development which would be reasonably expected to have a material adverse effect on Company; and

         (iv) of any material breach by Company of any covenant, obligation or agreement contained in this Agreement.

5.3      GENERAL COVENANTS OF PARENT AND ACQUIROR

                  Each of Parent and Acquiror covenants and agrees that, except as contemplated by this Agreement, the Arrangement and transactions (including financing transactions) necessary to implement the Arrangement, until the earlier of the Effective Date and the day upon which this Agreement is terminated:

    (a) in a timely and expeditious manner it shall take all such steps and do all such acts and things as are specified in the Interim Order, the Plan of Arrangement and the Final Order to be taken or done by Parent and Acquiror, as applicable;

    (b) Parent shall take all necessary action to ensure that Acquiror performs its obligations hereunder, including, without limitation, ensuring that Acquiror has sufficient funds to carry out its obligations under this Agreement and the Arrangement and to pay related fees and expenses;

    (c) as soon as reasonably practicable, it shall use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its and Company's obligations hereunder set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement and the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

         (i) effect all necessary registrations, filings and submissions of information requested by Governmental Entities or required to be effected by it in connection with the Arrangement and the transactions contemplated by this Agreement;

         (ii) oppose, lift or rescind any injunction or restraining order or other order, proceeding or action challenging or affecting this Agreement or the transactions contemplated hereby by seeking to restrain, enjoin or prohibit the consummation of the Arrangement in accordance with the terms hereof;

         (iii) fulfill all conditions and satisfy all provisions of this Agreement required to be fulfilled or satisfied by the Acquiror and Parent and the Arrangement required to be fulfilled or satisfied by each of them; and

         (iv) cooperate with Company in connection with the performance by it of its obligations hereunder;

    (d) it shall not take any action, refrain from taking any action (subject to its commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with this Agreement or which would reasonably be expected to materially impede the completion of the Arrangement or the other transactions contemplated hereby, provided that where Parent or Acquiror is required to take any such action or refrain from taking such action (subject to its commercially reasonable efforts) as a result of this Agreement, it shall immediately notify Company in writing of such circumstances;

    (e) except for proxies and other non-substantive communications, it shall furnish promptly to Company a copy of each notice, report, schedule or other document or communication delivered, filed or received by Parent or Acquiror in connection with the Arrangement or the Interim Order, any filings under applicable Laws and any dealings with Governmental Entities in connection with, or in any way affecting, the transactions contemplated herein;

    (f) in a timely and expeditious manner, it shall provide to Company all information as may be reasonably requested by Company or as required by the Interim Order or applicable Laws with respect to Parent and Acquiror and their respective Subsidiaries and their respective businesses and properties for inclusion in the Proxy Circular with respect to the Company Meeting or in any amendments or supplements to such Proxy Circular complying in all material respects with all applicable Laws on the date of mailing thereof and shall ensure such information does not contain any misrepresentation (as defined under applicable securities Laws); and

    (g)  it shall promptly advise Company in writing:

         (i) of any event, condition or circumstance that might be reasonably expected to cause any representation or warranty of Acquiror and Parent contained in this Agreement to be untrue or inaccurate on the Effective Date (or, in the case of any representation or warranty made as of a specified date, as of such specified date); and

         (ii) of any material breach by Acquiror or Parent of any covenant, obligation or agreement contained in this Agreement.

5.4      COVENANTS REGARDING NON-SOLICITATION

    (a) Company shall not, directly or indirectly, through any officer, director, employee, representative or agent of Company or any of its Subsidiaries, or otherwise:

         (i) solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding an Acquisition Proposal or potential Acquisition Proposal;

         (ii) participate in any negotiations or discussions regarding, or provide any confidential information with respect to or otherwise cooperate in any way with, any Acquisition Proposal or potential Acquisition Proposal;

         (iii) withhold, withdraw or modify in a manner adverse to Parent and Acquiror the approval of the Board of Directors of Company of the transactions contemplated hereby;

         (iv) approve or recommend any Acquisition Proposal or potential Acquisition Proposal; or

         (v) cause Company to enter into any agreement related to any Acquisition Proposal or potential Acquisition Proposal;

         provided however that, notwithstanding the preceding part of this
         Section 5.4(a) and any other provision of this Agreement, nothing shall prevent the Board of Directors of Company, prior to the approval of the Arrangement Resolution by the Shareholders at the Company Meeting, from considering, participating in discussions or negotiations in respect of or responding to an unsolicited BONA FIDE written Acquisition Proposal from any person (but, subject to Section 5.5, not approve, recommend, accept or enter into any agreement, arrangement or understanding with respect to such Acquisition Proposal), provided that (A) the Board of Directors of Company determines in good faith, after consultation with financial and outside legal advisors, that the Acquisition Proposal is a Superior Proposal; (B) the Board of Directors of Company after consultation with outside legal advisors, determines in good faith it is necessary for the Board of Directors of Company to take such action in order to avoid breaching its fiduciary duties; and (C) prior to entering into discussions or negotiations with any person regarding the Superior Proposal, Company notifies the Acquiror and Parent of its determination that such Acquisition Proposal constitutes a Superior Proposal;

    (b) Company shall cease and cause to be terminated any discussion, negotiations, solicitation, encouragement, or activity by Company or its representatives or agents with any parties other than the other Parties hereto, with respect to any potential Acquisition Proposal, and in connection therewith, Company will request (and exercise all rights it has to require) the return or destruction of information regarding

         Company and its Material Entities previously provided to any such person or any other person. Company agrees not to release any third party from any confidentiality or standstill agreement to which such third party is a party, or modify or waive the terms thereof;

    (c) Promptly, and in any event within 24 hours, after the receipt by directors or senior officers of Company or by its representatives or agents of any BONA FIDE written Acquisition Proposal, or any material amendments to such Acquisition Proposal, or any request for non-public information relating to Company or any Material Entity, Company shall notify Acquiror and Parent at first orally and then in writing. Such written notice shall include a description of the terms and conditions of any inquiry or Acquisition Proposal or any amendment thereto, the identity of the person making such inquiry or Acquisition Proposal and provide such other details of the Acquisition Proposal or inquiry as Acquiror or Parent may reasonably request, including a copy of any written Acquisition Proposal. Company shall, upon request of Acquiror or Parent, promptly inform Acquiror or Parent of the status, including any change to the material terms, of any such Acquisition Proposal;

    (d) If, prior to the approval of the Arrangement Resolution by the shareholders at the Company Meeting, Company receives a request for material non-public information from a person who proposes an Acquisition Proposal in respect of Company (the existence and content of which have been disclosed to Parent or Acquiror), and the Board of Directors of Company determines that such proposal is a Superior Proposal pursuant to Section 5.4(a) then, and only in such case, the Board of Directors of Company may, subject to the execution of a confidentiality agreement, provide such person with access to information regarding Company; provided, however, that (i) Company sends a copy of any such confidentiality agreement to Parent and Acquiror immediately upon its execution; (ii) if the confidentiality agreement in question contains standstill or confidentiality provisions that are less restrictive than the comparable provisions, or omits restrictive provisions, contained in the Confidentiality Agreement, then the Confidentiality Agreement shall be deemed to be amended to contain only such less restrictive provisions or to omit such restrictive provisions, as the case may be; and (iii) Parent and Acquiror are provided with a list of, and access to, the information, if any, provided to such person that was not previously provided to Parent and Acquiror;

    (e) Company shall reaffirm its recommendation of the transaction to be effected by the Plan of Arrangement by press release promptly after:
         (A) any Acquisition Proposal which is publicly announced and determined not to be a Superior Proposal; or (B) Company, Parent and Acquiror enter into an amended Agreement; and

    (f) Company shall ensure that its officers, directors and employees and its Subsidiaries and any financial advisors or other advisors or representatives retained by it are aware of the provisions of this
         Section 5.4, and it shall be responsible for any breach of this Section
         5.4 by its financial advisors or other advisors or representatives.

5.5      NOTICE BY COMPANY OF SUPERIOR PROPOSAL DETERMINATION

    (a)  Company covenants that:

         (i) Company shall not enter into any agreement in respect of an Acquisition Proposal (other than a confidentiality agreement contemplated by Section 5.4(d)) (a "Proposed Agreement") on the basis that it would constitute a Superior Proposal; and

         (ii) Company's Board of Directors will not withdraw, modify or change its recommendation concerning the Arrangement after the public announcement of an Acquisition Proposal that is a Superior Proposal in respect of which no Proposed Agreement has been or is proposed to be entered into (an "Announced Acquisition Proposal") or recommend any Announced Acquisition Proposal, unless (A) it has provided Parent and Acquiror with written notice that the Company's Board of Directors has determined that it has received a Superior Proposal and, in the case of clause (a)(i) above, it has provided Acquiror with a copy of any Proposed Agreement executed by the party making such Superior Proposal not less than five business days prior to its proposed execution by Company, and in the case of clause (a)(ii) above, it has provided Parent and Acquiror with not less than five business days written notice that the Company's Board of Directors intends to withdraw, modify or change its recommendation regarding the Arrangement following the public announcement of an Announced Acquisition Proposal or to recommend any Announced Acquisition Proposal (either such five day period, the "NOTICE PERIOD"); (B) it has complied with Section 5.4 with respect thereto; (C) the approval of the Arrangement by the Shareholders has not yet occurred; (D) it has complied with the provisions of Section 5.5(b); and (E) before entering to any Proposed Agreement, this Agreement shall have been terminated pursuant to Section 8.1(e). Any Proposed Agreement or such written notice, as applicable, shall, if relevant, be accompanied by a written document from the Company's Board of Directors regarding the value in financial terms that Company's Board of Directors has, in consultation with financial advisors, determined in good faith should be ascribed to any non-cash consideration offered under the Proposed Agreement or Announced Acquisition Proposal, as applicable.

    (b) During the Notice Period (as defined above), Company acknowledges that Acquiror shall have the opportunity, but not the obligation, to offer to amend the terms of this Agreement and the Arrangement. The Board of Directors of Company will review any offer by Acquiror to amend the terms of this Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether Acquiror's offer upon acceptance by Company would result in such Superior Proposal ceasing to be a Superior Proposal. If the Board of Directors of Company so determines, it will enter into an amended agreement with Acquiror reflecting Acquiror's amended proposal. If (i) Acquiror does not offer to amend the terms of this Agreement and the Arrangement or (ii) the Board of Directors of Company determines, in good faith and after consultation with its financial and legal advisors that such Superior Proposal continues to be a Superior Proposal and therefore rejects Acquiror's amended proposal and (iii) Company has complied with the other requirements of Section 5.4(a), Company shall be entitled to enter into the Proposed Agreement and withdraw, modify or change its recommendation concerning the Arrangement and recommend the Superior Proposal.

    (c) If Company provides Acquiror with notice under Section 5.5(a) on a date that is less than five business days before the date of the Company Meeting, subject to applicable Laws, Company shall postpone or adjourn the Company Meeting to a date that is at least five business days but not more than 10 business days after the scheduled date of the Company Meeting.

    (d) Company also acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under Section 5.5(a) to initiate an additional five business day notice period.

5.6      ACCESS TO INFORMATION

    (a) Subject to Section 5.6(b) and applicable Laws, upon reasonable notice, Company shall (and shall cause each of its Material Entities to) afford Parent's and Acquiror's officers, employees, counsel, accountants and other authorized representatives and advisors ("REPRESENTATIVES") reasonable access, during normal business hours from the date hereof and until the earlier of the Effective Time or the termination of this Agreement, to its and its Material Entities' financial or accounting records, properties, books, contracts and records as well as to its management personnel, and, during such period, Company shall (and shall cause each of its Material Entities to) furnish promptly to Parent and Acquiror all information concerning Company's and its Material Entities' business, properties and personnel as Parent and Acquiror may reasonably request. Nothing in the foregoing shall require Company to disclose information subject to a written confidentiality agreement with third parties, or customer-specific or competitively sensitive information relating to areas or projects where Parent, Acquiror or any of their respective affiliates is a competitor. Company agrees to consult and cooperate in a reasonable manner with Parent and Acquiror with respect to (i) any of the foregoing matters, and (ii) any matters relating to material litigation to which the Company is a party.

    (b) Each of Parent and Acquiror acknowledges that information provided by Company to it under Sections 5.4(c) and 5.6 is subject to the Confidentiality Agreement which shall remain in full force and effect notwithstanding any other provision of this Agreement or any termination of this Agreement.

5.7      EMPLOYMENT AGREEMENTS AND RELATED MATTERS

    (a) Each of Parent and Acquiror covenants and agrees, and after the Effective Time will cause Company and any successor to Company to agree, to honour and comply with the terms of those existing employment, severance and indemnification agreements or arrangements of Company which have been Publicly Disclosed by Company or which Company has disclosed in the Company Disclosure Letter, provided that nothing shall prevent the termination of any agreement that is terminable in accordance with its terms.

    (b) Each of Parent and Acquiror also covenants and agrees, and after the Effective Time it will cause Company and any successor to Company to agree, that it will deal with any employees of Company who are not party to an employment agreement with Company and whose employment may be terminated after the Effective Date and on or prior to December 31, 2006 in a fair and equitable manner consistent with the existing termination practices of Company as disclosed to Parent and Acquiror in the Company Disclosure Letter.

5.8      DIRECTORS' AND OFFICERS' INSURANCE

    (a) Parent and Acquiror shall ensure that the by-laws of Company and any corporation continuing following any amalgamation, merger, plan of arrangement, consolidation or winding-up of Company with or into one or more other persons (a "CONTINUING CORPORATION") shall contain the provisions with respect to indemnification set forth in Company's by-laws, which provisions shall not, except to the extent required by law, be amended, repealed or otherwise modified for a period of six years from the Effective Date in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of Company, unless required by Law, and Parent and Acquiror shall ensure that the obligations of Company under any indemnification agreements between Company and its directors and certain officers continue in place and are assumed by, if applicable, any Continuing Corporation.

    (b) Each of Parent and Acquiror agrees that Company shall, prior to the Effective Time, purchase and maintain for the period from the Effective Time until six years after the Effective Time on a "trailing" (or "run-off") basis, a directors' and officers' insurance policy for all present and former directors and officers of Company, covering claims made prior to or within six years after the Effective Time, on terms and conditions which are no less advantageous to the directors and officers of Company and providing no less than $20 million of coverage for all such present and former directors and officers of Company provided, however, that in purchasing and maintaining such policy, the Company shall not pay more than $4 million unless Parent consents otherwise.

5.9      MERGER OF COVENANTS

                  The covenants set out in this Agreement (except for Sections 5.6(b), 5.7, 5.8, 5.9 and 9.1 which shall survive the completion of the Arrangement and except for Sections 5.6(b), 5.9, 8.2 and 8.3 which shall survive the termination of this Agreement) shall not survive the completion of the Arrangement, and shall expire and be terminated without recourse between the Parties upon such completion.

                                   ARTICLE 6
                                  CONDITIONS
                                  ----------

6.1      MUTUAL CONDITIONS

         The obligations of Company, Parent and Acquiror to complete the Arrangement and the other transactions contemplated herein are subject to the fulfilment of the following conditions at or before the Effective Time or such other time as is specified below:

    (a) the Interim Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

    (b) the Arrangement Resolution shall have been approved by the Shareholders at the Company Meeting, in accordance with the Interim Order;

    (c) the Final Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

    (d) the Effective Date shall occur on or before November 30, 2005, subject to any extension available to a Party pursuant to Section 6.4; and

    (e)  this Agreement shall not have been terminated pursuant to Article 8.

         The foregoing conditions are for the mutual benefit of Company on the one hand and Parent and Acquiror on the other hand and may be waived, in whole or in part, by a Party at any time. If any of the said conditions precedent shall not be complied with or waived as aforesaid on or before November 30, 2005, then subject to Section 6.4, a Party may rescind and terminate this Agreement by written notice to the other Parties in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of such rescinding Party's breach of this Agreement.

6.2      COMPANY CONDITIONS

         The obligation of Company to complete the Arrangement and the other transactions contemplated herein is subject to the fulfilment of the following additional conditions at or before the Effective Time or such other time as specified below:

    (a) the representations and warranties made by Parent and Acquiror in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties expressly speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and each of Parent and Acquiror shall have provided to Company a certificate of two qualified officers certifying such accuracy on the Effective Date;

    (b) each of Parent and Acquiror shall have complied in all material respects with its covenants herein, and each of Parent and Acquiror shall have provided to Company a certificate of two qualified officers certifying that it has so complied with its covenants herein; and

    (c) Acquiror shall have provided evidence reasonably satisfactory to Company that it has received the funds necessary to complete the transactions contemplated hereby.

                  The foregoing conditions precedent are for the benefit of Company and may be waived, in whole or in part, by Company in writing at any time. If any of the said conditions shall not be complied with or waived by Company on or before November 30, 2005, then subject to Section 6.4, Company may rescind and terminate this Agreement by written notice to Parent and Acquiror in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of Company's breach of this Agreement.

6.3      PARENT AND ACQUIROR CONDITIONS

                  The obligation of Parent and Acquiror to complete the Arrangement and the other transactions contemplated herein is subject to the fulfilment of the following additional conditions at or before the Effective Time or such other time as specified below:

    (a) the representations and warranties made by Company in Sections 1, 2, 3, 4(a), 4(b) and 10 of Schedule B of this Agreement which are qualified by the expression "material adverse change" or "material adverse effect" shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties expressly speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and Company shall have provided to Parent and Acquiror a certificate of two qualified officers certifying such accuracy on the Effective Date;

    (b) the representations and warranties made by Company in the other sections of Schedule B of this Agreement which are qualified by the expression "material adverse change" or "material adverse effect" shall be true and correct as of the date of this Agreement, and all other representations and warranties made by Company in this Agreement which are not so qualified shall be true and correct in all material respects as of the date of this Agreement and on the Effective Date Company shall have provided to Parent and Acquiror a certificate of two qualified officers certifying that from and after the date of this Agreement, Company has taken no action and has not conducted its business in a manner that would render any such representation or warranty untrue in any material respect as if made on the Effective Date;

    (c) from the date hereof up to and including the Effective Time, there shall not have occurred or have been disclosed to the public a material adverse change to Company that has not been Publicly Disclosed by Company or disclosed to Parent or Acquiror in writing prior to the date hereof, and Company shall have provided to Parent and Acquiror a certificate of two qualified officers to such effect on the Effective Date;

    (d) Dissent Rights shall not have been exercised in respect of more than 10% of the Company Common Shares (on a fully-diluted basis);

    (e) Company shall have complied in all material respects with its covenants herein, and Company shall have provided to Parent and Acquiror a certificate of two qualified officers certifying that Company has so complied with its covenants herein;

    (f) the Board of Directors of Company shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Company, to permit the consummation of the Plan of Arrangement;

    (g) the Board of Directors of the Company shall not have approved or recommended any Acquisition Proposal;

    (h) no person other than Acquiror and Parent shall have entered into a definitive agreement or an agreement in principle with the Company with respect to an Acquisition Proposal;

    (i) any consents, waivers, permits, orders and approvals of any Governmental Entity other than a Governmental Entity located in either of Kazakhstan or the People's Republic of China, and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Arrangement, the failure of which to obtain would render completion of the Arrangement unlawful, shall have been obtained or satisfied on terms that would not reasonably be expected to have a material adverse effect on Acquiror or the Company; and

    (j) no legal action or proceeding that has a reasonable prospect of ultimate success and that is not frivolous or vexatious shall have been commenced after the date hereof by any person (other than Lukoil Overseas Kumkol B.V. in respect of any legal action or proceeding in Kazakhstan or before the Arbitration Institute of the Stockholm Chamber of Commerce, or Arbitration Institute of the International Chamber of Commerce, Paris relating exclusively to AO Turgai Petroleum) or Governmental Entity (other than a Governmental Entity located in Kazakhstan) to cease trade, enjoin, prohibit or impose material limitations or conditions on the completion of the Arrangement or the right of Acquiror to own or exercise full rights of ownership of all of the outstanding Company Common Shares and all of the outstanding shares or other ownership interests of Material Entities owned by Company.

         For greater certainty, the Parties acknowledge that the obligations of Company, Parent and Acquiror to complete the transactions contemplated hereby shall not be subject to the receipt of any approval from any Governmental Entity of the Republic of Kazakhstan, and each of Parent and Acquiror acknowledge and agree that any regulatory risk relating to Kazakhstan shall be borne by Parent and Acquiror. The foregoing conditions precedent are for the benefit of Parent and Acquiror and may be waived, in whole or in part, by Parent and Acquiror in writing at any time. If any of the said conditions shall not be complied with or waived by Parent and Acquiror on or before November 30, 2005, then subject to
Section 6.4, Parent and Acquiror may rescind and terminate this Agreement by written notice to Company in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of Parent's or Acquiror's breach of this Agreement.

6.4      NOTICE AND CURE PROVISIONS

Each Party will give prompt notice to the other Parties of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, or would be likely to:

         (i) cause any of the representations or warranties of any other Party contained herein to be untrue or inaccurate in any material respect on the date hereof or on the Effective Date, as applicable;

         (ii) result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by any other Party prior to the Effective Date; or

         (iii) result in the failure to satisfy any of the conditions precedent in its favour contained in Sections 6.1, 6.2 or 6.3, as the case may be.

         Subject as herein provided, a Party may elect not to complete the transactions contemplated hereby pursuant to the conditions precedent contained in Sections 6.1, 6.2 and 6.3 or exercise any termination right arising therefrom; provided, however, that (A) forthwith and in any event prior to the filing of the Final Order and Articles of Arrangement for acceptance by the Registrar, the Party intending to rely thereon has delivered a written notice to the other Parties specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment of the applicable condition precedent or termination right, as the case may be and (B) if any such notice is delivered, and a Party is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the other Parties may not terminate this Agreement until the later of November 30, 2005 and the expiration of a period of 30 days from such notice. If such notice has been delivered prior to the date of the Company Meeting, Company shall have the right, but not the obligation, to postpone such meeting until the expiry of such period.

6.5      MERGER OF CONDITIONS

         The conditions set out in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released upon the filing of Articles of Arrangement as contemplated by this Agreement, and the issuance of a certificate of arrangement and certificate of amendment in respect thereof under the ABCA. Company acknowledges and agrees that it shall have no right to file Articles of Arrangement unless such conditions have been satisfied, fulfilled or waived.


                                   ARTICLE 7
                                   AMENDMENT
                                   ---------

7.1      AMENDMENT

         This Agreement may, at any time and from time to time before or after the holding of the Company Meeting, be amended by mutual written agreement of the Parties without further notice to or authorization on the part of the Shareholders, and any such amendment may, without limitation:

    (a) change the time for performance of any of the obligations or acts of the Parties;

    (b) waive any inaccuracies or modify any representation contained herein or in any document delivered pursuant hereto;

    (c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and

    (d) waive compliance with or modify any conditions precedent herein contained;

provided, however, that any such change, waiver or modification does not invalidate any required Shareholder approval of the Arrangement.

7.2      MUTUAL UNDERSTANDING REGARDING AMENDMENTS

         In addition to the transactions contemplated hereby or at the request of a Party, the Parties will continue from and after the date hereof and through and including the Effective Date, to use their respective commercially reasonable efforts to maximize present and future planning opportunities for Parent and Acquiror and for Company and its Subsidiaries as and to the extent that the same shall not prejudice any Party or its securityholders. Without limiting the generality of the foregoing, the Company shall assist and co-operate with Parent and Acquiror in determining whether the Canadian tax "bump" rules would apply upon an amalgamation of Company and Acquiror to include the amount determined under paragraph 88(1)(d) of the Tax Act when calculating the tax cost of capital property held by the amalgamated company (including shares of Company's Subsidiaries held by Company immediately prior to the amalgamation) pursuant to paragraph 88(1)(c) of the Tax Act, and the form of transaction structure necessary to achieve the application of the Canadian tax "bump" rules as described above. Such planning opportunities shall be implemented only upon the prior written agreement of the Parties. The Parties will ensure that such planning activities do not impede the progress of the Arrangement in any material way. If Company effects any transaction contemplated hereby or upon Parent's or Acquiror's request before the Effective Date for such purposes, Parent and Acquiror will be responsible for any structuring and unwinding costs if the Arrangement is not effected.

         The Parties mutually agree that if a Party proposes any other amendment or amendments to this Agreement or to the Plan of Arrangement, Company on the one hand and Parent and Acquiror on the other hand will act reasonably in considering such amendment and if the other Party or Parties and their shareholders are not prejudiced by reason of any such amendment, the other Party or Parties will co-operate in a reasonable fashion with the Party proposing the amendment so that such amendment can be effected subject to applicable Laws and the rights of the securityholders.

         Company covenants and agrees to cooperate with Parent and Acquiror in invoking at Parent's and Acquiror's request a right of first refusal or right of first offer mechanism in favour of the co-owners, joint venturers or partners of one or more Company properties contained in any co-ownership, joint venture, partnership or similar agreements to which Company or any Subsidiary of Company is a party in order to give the other co-owners, joint venturers or partners the right to purchase Company's or its Subsidiary's interests in the affected properties if such rights are triggered as a result of the Arrangement or if Parent and Acquiror choose to offer such rights to such co-owners, joint venturers or partners.


                                   ARTICLE 8
                                  TERMINATION
                                  -----------

8.1      TERMINATION

         This Agreement may be terminated at any time prior to the Effective
Date:

    (a)  by mutual written consent of the Parties;

    (b)  as provided in Sections 6.1, 6.2 and 6.3, subject to Section 6.4;

    (c) by Parent and Acquiror if, prior to the Effective Time, the Board of Directors of Company shall have (i) withdrawn, withheld, qualified or modified in a manner adverse to Parent its recommendation of the Arrangement and this Agreement (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of five business days after public announcement of an Acquisition Proposal shall be considered an adverse modification), (ii) approved or recommended any Acquisition Proposal or
         (iii) after a period of five business days after public announcement of an Acquisition Proposal the Board of Directors of the Company shall have failed to reaffirm its recommendation of the Arrangement and this Agreement as promptly as practicable but in any event within five business days after receipt of any written request to do so from Parent;

    (d) by Parent and Acquiror or by Company if the Company Meeting shall have been held and completed and the approval of the Arrangement by Shareholders required by Section 6.1(b) shall not have occurred;

    (e) subject to prior payment by Company to Acquiror of the amount payable under Section 8.2, by Company in the circumstances specified in Section 5.5; or

    (f) by Parent and Acquiror if the Company Meeting has not occurred on or before November 15, 2005.

8.2      BREAK FEE

         If:

    (a)  this Agreement is terminated by Company pursuant to Section 8.1(e); or

    (b) this Agreement is terminated by Parent and Acquiror pursuant to Section 8.1(c); or

    (c)  this Agreement is terminated by Parent, Acquiror or Company pursuant to
         Section 8.1(d) or 8.1(f) and (A) and after the date of this Agreement and prior to such termination (in the case of Section 8.1(f)) or prior to the date of the Special Meeting (in the case of Section 8.1(d)), an Acquisition Proposal was made or publicly disclosed and not publicly withdrawn prior to such date; and (B) concurrently with such termination or within 12 months following such termination, the Company enters into or submits to the Shareholders for approval, an agreement with respect to an Acquisition Proposal, or an Acquisition Proposal is consummated;

then Company shall pay to Parent, in the case of (a) prior to termination of this Agreement or (b) within five business days following the termination of this Agreement, and in the case of (c) within five business days of the consummation of the Acquisition Proposal, $125 million in immediately available funds to an account designated by Acquiror/Parent. Company shall not be obligated to make more than one payment pursuant to this Section 8.2.

8.3      EFFECT OF TERMINATION

         In the event of termination in accordance with Section 8.1, written notice shall be provided forthwith by the terminating Party to the other Parties, specifying the provision pursuant to which the termination is being made and except as provided in Section 5.9, each Party shall be deemed to have released, remised and forever discharged the other Parties in respect of any and all claims arising in respect of this Agreement; provided that no Party will be relieved from liability for any breach of any covenant, representation or warranty contained in this Agreement prior to such termination; and further provided that Company will be relieved from liability for any breach of any covenant, representation or warranty in this Agreement upon payment of the Break Fee. Notwithstanding anything in this Section 8.3 to the contrary, payment by Company and acceptance by Parent of the amounts required to be paid pursuant to
Section 8.2 shall not be in lieu of any damages or any other payment or remedy available in the event of any wilful or intentional breach by Company of any of its obligations under this Agreement.

                                    ARTICLE 9
                                     GENERAL
                                     -------

9.1      EXPENSES

         The Parties agree that all out-of-pocket third party transaction expenses incurred in connection with this Agreement and the transactions contemplated hereby, including legal fees, financial advisor fees and all disbursements by advisors, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

         Company on the one hand and Parent and Acquiror on the other hand represent and warrant to each other that, except for Goldman Sachs International, in the case of Company, and Citigroup Global Markets Inc. in the case of Parent and Acquiror, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission, or to the reimbursement of any of its expenses, in connection with the Arrangement and the transactions contemplated hereby.

9.2      REMEDIES

         The Parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any Party or its representatives and advisors and that such breach would cause the non-breaching Party irreparable harm. Accordingly, the Parties agree that, in the event of any such breach or threatened breach of this Agreement by one of the Parties, Company (if either Parent or Acquiror is the breaching Party) or Acquiror and Parent (if Company is the breaching Party) will be entitled, without the requirement of posting a bond or other security, to seek equitable relief, including injunctive relief and specific performance. Subject to any other provision hereof including, without limitation, Article 8, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or in equity to each of the Parties.

9.3      NOTICES

         Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party shall be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the Party to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a business day, and if not, the next succeeding business day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt (if a business day, and if not, the next succeeding business day) unless actually received after 4:00 p.m. (local time) at the point of delivery in which case it shall be deemed to have been given and received on the next succeeding business day.

         The address for service of each of the Parties hereto shall be as follows:

    (a)  if to Company:

         PetroKazakhstan Inc.
         Hogarth House
         29-31 Sheet Street
         Windsor, Berkshire SL4 1BY
         United Kingdom

         Attention:   Anthony R. Peart
                      Senior Vice President,
                      General Counsel and Corporate Secretary

         Fax:         011.44.1753.410.046

    with a copy to:

         Davies Ward Phillips & Vineberg LLP
         44th Floor
         1 First Canadian Place
         Toronto, ON  M5X 1B1

         Attention:   Vincent A. Mercier

         Fax:         416.863.0871

    (b)  if to Parent or Acquiror:

         CNPC International Ltd.
         No. 6-1 Fuchmengen Beidajie,
         Xicheng District,
         Beijing, China
         100034

         Attention:   Mr. Huang Yu

         Fax:         8610-5855-1001

    with a copy to:

         LeBoeuf, Lamb, Greene & MacRae
         Suite 1908
         China World Tower 2
         No. 1 Jian Guo Men Wai Avenue
         Beijing 100004
         China

         Attention:   Ingrid Zhu-Clark

         Fax:         86-10-6505-9235
    and to:

        Osler, Hoskin & Harcourt LLP
        1 First Canadian Place, Suite 6100
        Toronto, Ontario Canada M5X 1B8

        Attention:    Clay Horner

        Fax:          (416) 862-6666


9.4      TIME OF THE ESSENCE

         Time shall be of the essence in this Agreement.

9.5      ENTIRE AGREEMENT

         This Agreement and the Confidentiality Agreement constitute the entire agreement between the Parties hereto and cancel and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof. There are no conditions, covenants, agreements, representations, warranties or other provisions, whether oral or written, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof other than those contained in this Agreement or in the Confidentiality Agreement.

9.6      FURTHER ASSURANCES

         Each Party shall, from time to time, and at all times hereafter, at the request of the other Party, but without further consideration, do all such other acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including, without limitation, the Plan of Arrangement.

9.7      GOVERNING LAW

         This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein, except for the Arrangement which shall be governed by the ABCA. Except for the implementation of the Arrangement and the Interim Order and Final Order, each Party hereby irrevocably attorns to the jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under or in relation to this Agreement.

9.8      SEVERABILITY

         If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law, or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Arrangement is consummated as originally contemplated to the greatest extent possible.

9.9      EXECUTION IN COUNTERPARTS

         This Agreement may be executed in identical counterparts, each of which is and is hereby conclusively deemed to be an original and the counterparts collectively are to be conclusively deemed to be one instrument.

9.10     WAIVER

         No investigations made by or on behalf of any of the Parties, at any time, shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by Company, Parent or Acquiror in or pursuant to this Agreement. No waiver of any condition or other provision, in whole or in part, shall constitute a waiver of any other condition or provision (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided. No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

9.11     ENUREMENT AND ASSIGNMENT

         This Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective successors and permitted assigns. This Agreement may not be assigned by any Party without the prior written consent of the other Parties, which consent may be unreasonably withheld, PROVIDED, HOWEVER, that the Acquiror may assign any of or all its rights, interests and obligations under this Agreement to Parent or any direct or indirect wholly-owned subsidiary of Parent without the prior written consent of the Company, but no such assignment shall relieve the Acquiror of any of its obligations under this Agreement.

         IN WITNESS WHEREOF the Parties hereto have executed this Agreement.


                                         CNPC INTERNATIONAL LTD.

                                         Per: /s/ Wang Dongjin
                                              ---------------------------
                                              Name:  Wang Dongjin
                                              Title: President and Director


                                              /s/ Huang Yu
                                              ---------------------------
                                              Name:  Huang Yu
                                              Title: Vice President



                                         PETROKAZAKHSTAN INC.

                                         Per: /s/ Bernard F. Isautier
                                              ---------------------------
                                              Name:  Bernard F. Isautier
                                              Title: President and CEO


                                              /s/ Anthony R. Peart
                                              ---------------------------
                                              Name:  Anthony R. Peart
                                              Title: Senior Vice President
                                                     and General Counsel

                                   SCHEDULE A


                      PLAN OF ARRANGEMENT UNDER SECTION 193
                   OF THE BUSINESS CORPORATIONS ACT (ALBERTA)


                                   ARTICLE 1

                                 INTERPRETATION
                                 --------------

1.1      DEFINITIONS

         In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith:

     "ABCA" means the BUSINESS CORPORATIONS ACT (Alberta), R.S.A. 2000, c. B-9, as amended;

     "ACQUIROR" means |_|, a corporation existing under the laws of Alberta;

     "ARRANGEMENT" means the proposed arrangement under the provisions of section 193 of the ABCA on the terms and conditions set forth in this Plan of Arrangement and any amendment thereto made in accordance with Article 7 of the Arrangement Agreement and Article 5 hereof or the direction of the Court in the Final Order;

     "ARRANGEMENT AGREEMENT" means the agreement made between Parent, Acquiror and Company dated August 21, 2005 providing for, among other things, the Arrangement, to which this Plan of Arrangement is attached as Schedule A, and all amendments thereto;

     "ARRANGEMENT RESOLUTION" means the special resolution passed by the Shareholders at the Meeting (voting together as a single class) approving the Arrangement;

     "BUSINESS DAY" means a day other than a Saturday, Sunday or day on which Canadian chartered banks are authorized or required by law to be closed in Toronto, Ontario, London, England or Beijing, China;

     "COMPANY" means Petrokazakhstan Inc., a corporation existing under the ABCA;

     "COMPANY COMMON SHARES" means the Class A common shares of Company;

     "COMPANY DISSENTING SHAREHOLDER" means a Shareholder who exercises such holder's Dissent Rights;

     "COMPANY OPTION" means an option to acquire Company Common Shares granted prior to the Effective Date pursuant to the Company Incentive Stock Option Plan;

     "COMPANY INCENTIVE STOCK OPTION PLAN" means the stock option plan of Company made effective as of May 29, 2000, as amended on May 8, 2002;

     "COURT" means the Court of Queen's Bench of Alberta;

     "DEPOSITARY" means Computershare Trust Company of Canada;

     "DISSENT RIGHTS" means the right of a Shareholder to dissent in respect of the Arrangement Resolution pursuant to the procedures set forth in section 191 of the ABCA, Section 3.1, the Interim Order and the Final Order;

     "EFFECTIVE DATE" means the date the Arrangement is effective under the ABCA;

     "EFFECTIVE TIME" means 12:01 a.m. (Calgary time) on the Effective Date;

     "FINAL ORDER" means the order of the Court approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

     "INFORMATION CIRCULAR" means the Management Information Circular of Company dated September |X|, 2005;

     "INTERIM ORDER" means the interim order of the Court, as the same may be amended, pursuant to subsection 193(4) of the ABCA containing declarations and directions in respect of Company under the ABCA with respect to the Arrangement and the Meeting;

     "MEETING" means the special meeting of Shareholders to be held for the purpose of considering the Arrangement Resolution, and any adjournment(s) or postponement(s) thereof;

     "OPTIONHOLDER" means a holder of Company Options;

     "PARENT" means CNPC International Ltd., a corporation existing under the laws of the Cayman Islands;

     "PLAN OF ARRANGEMENT" means this plan of arrangement as the same may be amended from time to time in accordance with the terms of Article 5 hereof or the direction of the Court in the Final Order;

     "SECURITIES" means, collectively, the Company Common Shares and the Company Options;

     "SECURITYHOLDERS" means, collectively, the Shareholders and the Optionholders;

     "SHAREHOLDER" means a holder of Company Common Shares;

     "TAX ACT" means the INCOME TAX ACT (Canada);

     "U.S. DOLLAR EQUIVALENT" means, in respect of an amount expressed in Canadian dollars at any date, the product obtained by multiplying (i) the Canadian dollar amount and (ii) the noon spot exchange rate for Canadian dollars expressed in U.S. dollars as reported by the Bank of Canada on the Business Day immediately prior to such date, rounded to the nearest whole cent.

1.2      CONSTRUCTION

         In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:

    (a) references to "herein", "hereby", "hereunder", "hereof" and similar expressions are references to this Plan of Arrangement and not to any particular Article, Section, Subsection or Clause;

    (b) references to an "Article", "Section", "Subsection", "Clause" or "Appendix" are references to an Article, Section, Subsection, Clause or Appendix of or to this Plan of Arrangement;

    (c) words importing the singular shall include the plural and vice versa, words importing gender shall include the masculine, feminine and neuter genders, and references to a "person" or "persons" shall include individuals, corporations, partnerships, associations, bodies politic and other entities, all as may be applicable in the context;

    (d) the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

    (e) the word "includes" or "including", when following any general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement; and

    (f) a reference to a statute or code includes every regulation made pursuant thereto, all amendments to the statute or code or to any such regulation in force from time to time, and any statute, code or regulation which supplements or supersedes such statute, code or regulation.

1.3      CURRENCY

         All references to currency herein are to United States dollars unless otherwise specified.

                                   ARTICLE 2

                                 THE ARRANGEMENT
                                 ---------------

2.1      ARRANGEMENT AGREEMENT

         This Plan of Arrangement is made pursuant to the provisions of the Arrangement Agreement and constitutes an arrangement as referred to in section 193 of the ABCA.

2.2      THE ARRANGEMENT

         Commencing at the Effective Time, subject to the Dissent Rights referred to in Section 3.1, the following shall occur and be deemed to occur in the following order without any further act or formality and, except as otherwise noted in this Section 2.2, with each transaction or event being deemed to occur immediately after the occurrence of the transaction or event immediately preceding it:

   (a) Each Company Option held by an Optionholder that has not been duly exercised prior to the Effective Time will be transferred by the Optionholder to Company and be cancelled in exchange for a cash payment from Company equal to the amount by which $55.00 exceeds the U.S. Dollar Equivalent (immediately prior to the Effective Time) of the exercise price thereof.

   (b) All Company Common Shares issued and outstanding at the Effective Time (other than those held by Company Dissenting Shareholders) will be transferred to and acquired by Acquiror in exchange for $55.00 for each Company Common Share.

   (c) the name of each Shareholder will be removed from the register of Shareholders and Acquiror will be added to the register of Shareholders.


                                   ARTICLE 3

                                RIGHTS OF DISSENT
                                -----------------

3.1      RIGHTS OF DISSENT

         Registered holders of Company Common Shares may exercise Dissent Rights pursuant to and in the manner set forth in section 191 of the ABCA and in this
Section 3.1 in connection with the Arrangement Resolution as the same may be modified by the Interim Order or the Final Order; provided that, notwithstanding subsection 191(5) of the ABCA, the written objection to the Arrangement Resolution referred to in subsection 191(5) of the ABCA must be received by Company before 5:00 p.m. (Toronto time) on the Business Day immediately preceding the Meeting. Registered holders of Company Common Shares who duly exercise such Dissent Rights and who:

         (a) are ultimately entitled to be paid the fair value of their Company Common Shares shall be deemed to have transferred such shares to Acquiror on the Effective Date contemporaneously with the step of this Plan of Arrangement set out in Section 2.2(b) being effective; or

         (b) are ultimately not entitled to be paid the fair value for their Company Common Shares shall be deemed to have transferred such shares to Acquiror at the same time as the other transfers of Company Common Shares to Acquiror are effective pursuant to
                Section 2.2 and shall receive from Acquiror for each Company Common Share $55.00,

but in no case shall Company, Parent, Acquiror or any other person be required to recognize such holders as holders of Company Common Shares after the Effective Time, and the names of such holders shall be deleted from the register of Shareholders on the Effective Date. In addition to any other restrictions in section 191 of the ABCA, none of the following shall be entitled to exercise Dissent Rights: (i) Optionholders; and (ii) Shareholders who vote in favour of the Arrangement Resolution.


                                   ARTICLE 4

                                  CERTIFICATES
                                  ------------

4.1      EXCHANGE OF CERTIFICATES FOR CASH

         On the Effective Date, Company shall deposit cash in immediately available funds (at Toronto) with the Depositary in an amount sufficient to pay all amounts payable to the Optionholders pursuant to Section 2.2(a). From and after the transfer of the Company Options to Company pursuant to Section 2.2(a) hereof, the Depositary shall be considered to hold such funds for the sole benefit of the holders of such securities transferred to Company. Upon surrender to the Depositary for cancellation of a certificate or other instrument or acknowledgment which immediately prior to the Effective Time represented outstanding Company Options that were transferred to Company, together with such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate or other instrument shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the cash which such holder has the right to receive pursuant to Section 2.2(a) hereof, net of any applicable withholding taxes.

         On the Effective Date, Acquiror shall deposit cash in immediately available funds (at Toronto) with the Depositary for the benefit of Shareholders, in an amount sufficient to pay all cash consideration payable by it to Shareholders under this Plan of Arrangement. From and after the deposit of such cash, the Depositary shall be considered to hold such funds for the sole benefit of the Shareholders. Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Company Common Shares that were exchanged for cash under this Plan of Arrangement, together with such other documents or instruments as would have been required to effect the transfer of such Company Common Shares under the articles and by-laws of Company, together with such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate or other instrument shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder the cash which such holder has the right to receive pursuant to Section 2.2(b) hereof, net of any applicable withholding taxes.

         The cash deposited with the Depositary shall be held in an interest bearing account, and any interest earned upon such funds shall be for the account of Acquiror or Company, as the case may be.

         Until surrendered as contemplated by this Section 4.1, each certificate or other instrument which immediately prior to the Effective Time represented Company Common Shares or Company Options shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificates as contemplated in this Section 4.1.

4.2      LOST CERTIFICATES

         In the event that any certificate which, immediately prior to the Effective Time, represented one or more outstanding Company Common Shares transferred pursuant to Section 2.2 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash deliverable in accordance with such holder's letter of transmittal enclosed with the Information Circular. When authorizing such payment and delivery in exchange for such lost, stolen or destroyed certificate, the person to whom such cash is to be delivered shall, as a condition precedent to the delivery of such cash, give a bond satisfactory to Acquiror and the Depositary in such sum as Acquiror may direct, or otherwise indemnify Acquiror in a manner satisfactory to Acquiror, against any claim that may be made against Acquiror in respect of the certificate alleged to have been lost, stolen or destroyed.

4.3      EXTINCTION OF RIGHTS

         If any Shareholder fails for any reason to deliver to the Depositary for cancellation the certificates formerly representing Company Common Shares (or an affidavit of loss and bond or other indemnity pursuant to Section 4.2), together with such other documents or instruments required to effect the transfer of Company Common Shares, on or before the sixth anniversary of the Effective Date, such Shareholder shall be deemed to have donated and forfeited to Acquiror any cash, net of any applicable withholding or other taxes, held by the Depositary in trust for such Shareholder to which such Shareholder is entitled. At and after the Effective Time, any certificate formerly representing Company Common Shares shall represent only the right to receive the consideration provided in Section 2.2(b) or Section 3.1 in accordance with the Plan of Arrangement; provided that such certificates shall, on the sixth anniversary of the Effective Date, cease to represent a claim of any nature whatsoever and shall be deemed to have been surrendered to Acquiror and shall be cancelled.

4.4      WITHHOLDING RIGHTS

         Company, Acquiror and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to any holder of Company Common Shares or Company Options such amounts as Company, Acquiror or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States INTERNAL REVENUE CODE OF 1986 or any provision of applicable federal, provincial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Company Common Shares or Company Options in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.


                                   ARTICLE 5

                                   AMENDMENTS
                                   ----------

5.1      AMENDMENTS TO PLAN OF ARRANGEMENT

    (a) Parent, Acquiror and Company reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by the others, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to Securityholders if and as required by the Court.

    (b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Parent, Acquiror or Company at any time prior to or at the Meeting (provided that the others shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

    (c) Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if it is consented to by each of Parent, Acquiror and Company.

    (d) Any amendment, modification or supplement to the Plan of Arrangement may be made following the Effective Date unilaterally by Company, provided that it concerns a matter which, in the reasonable opinion of Company, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of Parent, Acquiror or any holder of Company Common Shares or Company Options.

                                   SCHEDULE B

                    REPRESENTATIONS AND WARRANTIES OF COMPANY

            Company hereby represents and warrants to the Parent and Acquiror that, except as set forth in the Company Disclosure Letter, this Agreement, the Plan of Arrangement or as Publicly Disclosed by Company:

1. ORGANIZATION. Each of Company and its Material Entities has been duly incorporated or formed under all applicable Laws, is validly subsisting and has full corporate or legal power and authority to own its properties and conduct its businesses as currently owned and conducted. All of the outstanding shares of capital stock and other ownership interests of its Material Entities are validly issued, fully paid and non-assessable and all such shares and other ownership interests owned directly or indirectly by Company are owned free and clear of all material Encumbrances and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares of capital stock or other ownership interests in any of its Material Entities except, in each case, pursuant to the restrictions on transfer contained in constating or foundation documents, rights of first refusal and similar rights restricting transfer contained in shareholders, partnership, co-owner, co-tenancy or joint venture agreements, or pursuant to existing financing arrangements involving Subsidiaries, in each case as identified in Section 1 of the Company Disclosure Letter or as Publicly Disclosed by Company. Company has disclosed in writing to Parent and Acquiror the names and jurisdictions of incorporation of each of its Subsidiaries and Joint Venture Entities. Each of Company and each Material Entity is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing has not had or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Company.

2. CAPITALIZATION. The authorized capital of Company consists of an unlimited number of Company Common Shares and an unlimited number of Class B redeemable preferred shares, issuable in series. As at August 18, 2005, there were 74,020,265 Company Common Shares and no Class B redeemable preferred shares outstanding. As at August 18, 2005, there were 1,975,287 Options outstanding, providing for the issuance of 1,975,287 Company Common Shares upon the exercise thereof. Except as described in the immediately preceding sentence or as set forth in Sections 1 and 3 of the Company Disclosure Letter, there are no options, warrants, purchase rights, subscription rights, conversion privileges, exchange rights or preemptive rights or other rights, agreements, arrangements or other commitments of a similar nature to which Company or a Material Entity is bound relating to the issued or unissued share capital of Company or such Material Entity or obligating Company or any Material Entity to issue any shares of, or other equity interest in, Company or any Material Entity or securities or obligations of any kind convertible into or exchangeable for any shares of Company, any Material Entity or any other person, nor is there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of Company or any Material Entity. There have been no Company Common Shares issued since December 31, 2004, other than pursuant to the exercise or payment of Options. All outstanding Company Common Shares have been duly authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. There are no outstanding bonds, debentures or other evidences of indebtedness of Company or any Material Entity having the right to vote (or that are convertible for, exercisable into or exchangeable for securities having the right to vote) on any matter on which the holders of the Company Common Shares may vote. There are no outstanding contractual obligations of Company or any Material Entity to repurchase, redeem or otherwise acquire any outstanding Company Common Shares or any shares of any Material Entity with respect to the voting or disposition of any outstanding Company Common Shares or share of any Material Entity.

3. AUTHORITY. Company has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Company and the consummation by Company of the transactions contemplated by this Agreement have been duly authorized by the Board of Directors of Company and, subject to shareholder approval, no other corporate proceedings on the part of Company are necessary to authorize this Agreement or the transactions contemplated hereby other than in connection with the approval by the Board of Directors of Company of the Proxy Circular and other matters relating to the implementation of the Arrangement, and the approval by Shareholders required by the Interim Order and approval by the Court. This Agreement has been duly executed and delivered by Company and constitutes a legal, valid and binding obligation of Company, enforceable against Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors' rights generally, and to general principles of equity. Except as set forth in Sections 1 and 3 of the Company Disclosure Letter, the execution and delivery by Company of this Agreement and performance by it of its obligations hereunder and the completion of the Arrangement and the transactions contemplated thereby, will not:

     (a) result in a violation or breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give rise to any termination rights, or the amendment, acceleration or cancellation of or give rise to or change any rights or obligations of any person under any provision of:

            (i) its or any Material Entities' certificate of incorporation, articles, by-laws or other charter documents, including any unanimous shareholder agreement or any other agreement or understanding with any party holding an ownership interest in any Material Entity;

            (ii)   any Canadian, European, Bermudian or United States Law; or

            (iii) any contract, agreement, lease, licence, franchise or permit to which Company or any Material Entity is a party or is bound or is subject;

     (b) give rise to any right of termination or acceleration of indebtedness, or cause any third party indebtedness owing by it to come due before its stated maturity or cause any available credit to cease to be available which is material to the Company or its Material Entities taken as a whole;

     (c) result in the imposition of, give rise to or trigger any Encumbrance upon any of its assets or the assets of any Material Entities, or restrict, hinder, impair or limit the ability of Company or any Material Entities to carry on the business of Company or any Material Entity as and where it is now being carried on; or

     (d) give rise to any rights of termination, acceleration, disposition (including for greater certainty any put or call rights) or any other material rights on the part of any Person other than Company under any agreements governing or relating to any of the Joint Venture Entities;

         which in the case of (a)(ii), (a)(iii), (b) or (c) would, individually or in the aggregate, have a material adverse effect on Company.

4.   CONSENTS AND APPROVALS.

     (a) No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity outside of the Republic of Kazakhstan is required to be obtained by Company and its Material Entities in connection with the execution and delivery of this Agreement or the consummation by Company of the transactions contemplated hereby other than (i) any approvals required by the Interim Order, (ii) the Final Order, (iii) filings with the Registrar under the ABCA and filings with Securities Authorities and stock exchanges and (iv) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, materially impede the completion of the Arrangement or the transactions contemplated hereby.

     (b) No Third Party Consents are required, except where the failure to obtain such consent, approval, or authorization would, individually or in the aggregate, have a material adverse effect on Company.

     (c) For certainty, no representation or warranty is made with respect to any consent, approval, order, authorization, declaration or filing required from or with any Governmental Entity in the Republic of Kazakhstan.

     (d) Based on the audited financial statements for the most recently completed fiscal year, neither the book value of the assets of Company located in Canada nor the gross revenues generated from such assets in or from Canada exceed CDN$50 million.

     (e) Company is not a "Canadian business", within the meaning of the INVESTMENT CANADA ACT.

5. NO DEFAULTS. Neither Company nor any of its Material Entities is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under any material contract, agreement or licence to which it is a party or by which it is bound which would, if terminated or upon exercise of a right made available to a third party solely by a reason of such a default due to such default, individually or in the aggregate, have a material adverse effect on Company. Neither the Company nor any of its Material Entities is in violation of any applicable Laws which could have a material adverse effect on the Company or any of its Material Entities.

6. ABSENCE OF CHANGES. Except as publicly announced or as set forth in Section 6 of the Company Disclosure Schedule, since December 31, 2004:

     (a) Company and its Subsidiaries have conducted their businesses only in the ordinary and regular course of business consistent with past practice;

     (b) other than in the ordinary and regular course of business consistent with past practice, Company and its Material Entities have not incurred any liabilities or obligations of any nature (whether absolute, accrued, contingent or otherwise) which would, individually or in the aggregate, have a material adverse effect on Company;

     (c) neither Company nor any of its Material Entities has incurred or suffered individually or in the aggregate a material adverse change;

     (d) there has not occurred any damage, destruction or loss that is not fully covered by insurance (subject to normal deductibles) that would, individually or in the aggregate, have a material adverse effect on Company;

     (e) there has not occurred or arisen individual capital expenditure or commitment, or a series of related capital expenditure or commitments by Company or its Material Entities exceeding $20 million;

     (f) there has not occurred any change in accounting methods or practices (including any change in revenue recognition, capitalization, depreciation or amortization policies or rates) by Company except as may be required to comply with Canadian GAAP;

     (g) there has not occurred any material revaluation by Company of any of its assets;

     (h) there has not occurred any loan by Company or its Material Entities to any person or entity, incurrence by Company or its Material Entities of any indebtedness, issuance or sale of any debt securities of Company or its Material Entities or guaranteeing of any debt securities of others, except for advances to employees for travel and business expenses in the ordinary course of business, consistent with past practices and except for the incurrence of indebtedness (including the guarantee of subsidiary indebtedness) not in excess of $10 million;

     (i) there has not occurred any increase in or modification of the compensation payable or to become payable by Company or its Subsidiaries to any of their respective directors, officers or employees, or any grant to any such director, officer or employee of any increase in entitlements under, or general institution of, retention, severance or termination programs or pay, in each case, other than annual increases consistent with past practice or as a result of promotions in the ordinary course of business;

     (j) the adoption by Company or its Subsidiaries of, any increase in or modification of any bonus, pension, retention, insurance or benefit arrangement (including the granting of stock options, restricted stock awards or stock appreciation rights) made to, for or with any of their respective directors, officers or employees, in each case, other than annual increases consistent with past practice, as required under Law or collective agreements, or as a result of promotions in the ordinary course of business; and

     (k) Company has not entered into any interest rate, currency or commodity swaps, hedges or other similar financial instruments other than in the ordinary course of business and consistent with past practice.

7.   EMPLOYMENT AGREEMENTS

     (a) Company is not a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any director or officer of Company.

     (b) Except as set forth in Sections 7, 5.2 and 5.7 of the Company Disclosure Letter, there are no contracts of employment entered into by Company or any Subsidiary with any employee of Company or any Subsidiary which would entitle such employee to receive enhanced benefits or payments upon the Company entering into this Agreement or any of the other documents contemplated by this Agreement to which the Company is a party or upon the consummation of the transactions contemplated hereby.

     (c) Neither Company nor any Material Entities: (i) is party to any collective bargaining agreement with a term that expires within the 12-month period following the date of this Agreement; or (ii) has any current, pending or threatened strikes (including official or unofficial strikes or other labour relations difficulties), work stoppage, slowdown or lockouts, union representation or organizing activities or unlawful labour practices or actions that, in the case of (i) and (ii), would, individually or in the aggregate, have a material adverse effect on Company.

     (d) Neither Company nor any Material Entity is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or threatened, or any litigation, actual or threatened, relating to employment or termination of employment of employees or independent contractors other than those claims or such litigation as would not, individually or in the aggregate, have a material adverse effect on Company.

8. FINANCIAL STATEMENTS. The audited consolidated statements of income and retained earnings and cash flows of Company for the fiscal years ended December 31, 2004 and 2003, the audited consolidated balance sheets of the Company as at December 31, 2004 and 2003 and the unaudited interim consolidated statements of income and retained earnings and cash flows of Company for the three-month period ended June 30, 2005 and unaudited consolidated balance sheet of the Company as at June 30, 2005, were prepared in accordance with Canadian GAAP consistently applied and fairly present in all material respects the consolidated financial condition of Company at the respective dates indicated and the results of operations and cash flows of Company (on a consolidated basis) for the periods covered.

9. BOOKS AND RECORDS. The financial books, records and accounts of the Company and its Subsidiaries, in all material respects, (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of the Company and its Subsidiaries and (iii) accurately and fairly reflect the basis for the Company's financial statements. The Company has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorization; and (ii) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with Canadian GAAP, or any other criteria applicable to such statements and (B) to maintain accountability for assets. The Company's and its Subsidiaries' corporate records and minute books have been maintained substantially in compliance with applicable Laws and are complete and accurate in all material respects.

10. LITIGATION, ETC. Except as Publicly Disclosed by Company: (i) there is no claim, action, proceeding or investigation pending or, to the knowledge of Company, threatened against or relating to Company or any Material Entity or affecting any of their properties or assets before any court or governmental or regulatory authority or body or other Governmental Entity which would, if adversely determined, individually or in the aggregate, have a material adverse effect on Company or prevent or delay the consummation of the Arrangement; and (ii) neither Company nor any Material Entity nor their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree which has or would, individually or in the aggregate, have a material adverse effect on Company or prevent or delay consummation of the Arrangement or other transactions contemplated by this Agreement.

11. CONTINGENT LIABILITIES. Except as set forth in Section 11 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) except (i) liabilities or obligations set forth in the audited consolidated balance sheet of the Company as of December 31, 2004, or (ii) liabilities or obligations incurred since December 31, 2004 in the ordinary course of business consistent with past practice, none of which have had or would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Company.

12. ENVIRONMENTAL. All operations of Company and its Material Entities have been, and are now, in compliance in all material respects with all Environmental Laws, except where the failure to be in compliance would not, individually or in the aggregate, have a material adverse effect on Company. The Company and its Material Entities are in possession of, and in compliance with, all permits, authorizations, certificates, registrations, approvals and consents necessary under Environmental Laws to own, lease and operate their properties and to conduct their respective businesses as they are now being conducted or as proposed to be conducted, except where the failure to do so would not, individually or in the aggregate, have a material adverse effect on the Company. Neither Company nor any Material Entity is subject to:

     (a) any proceeding, application, order or directive which relates to environmental health or safety matters, and which may require any material work, repairs, construction or expenditures; or

     (b) any demand or notice with respect to the breach of any Environmental Laws applicable to Company or any Material Entity, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of Hazardous Substances, which would, individually or in the aggregate, have a material adverse effect on Company.

13. INSURANCE. All policies of insurance in force as of the date hereof naming Company as an insured shall remain in full force and effect and shall not be cancelled or otherwise terminated as a result of the Arrangement or transactions contemplated hereby, other than such cancellations as would not, individually or in the aggregate, have a material adverse effect on Company.

14. TAX MATTERS. Company and each of its Material Entities have timely filed, or caused to be filed, all tax returns required to be filed by them (all of which returns were correct and complete in all material respects) and have paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all taxes that are due and payable, collectible and remittable in each case, except for any such tax returns or taxes the non-filing or non-payment of which have not had a material adverse effect on Company or which are being contested in good faith, and Company has provided adequate accruals in accordance with Canadian GAAP in its most recently published consolidated financial statements for any taxes for the period covered by such financial statements that have not been paid, whether or not shown as being due on any tax returns.

15.  PENSION AND EMPLOYEE BENEFITS

     (a) Other than the pension and other employee compensation and benefit obligations of Company and its Material Entities, disclosed in public filings or in the Company Disclosure Letter (collectively referred to as the "COMPANY PLANS"), the Company has no pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Company or any of its Material Entities. Company has complied, in all material respects, with all the terms of, and all applicable Laws in respect of, all Company Plans, and all Company Plans are fully funded and in good standing with such regulatory authorities as may be applicable.

     (b) There are no actions, suits, claims (other than routine claims for payment of benefits in the ordinary course), trials, demands, investigations, arbitrations or other proceedings which are pending or threatened in respect of any of the Company Plans or their assets which would, individually or in the aggregate, have a material adverse effect on Company.

16. PROPERTIES. Company and its Material Entities have good and sufficient title to the real property interests necessary to permit the operation of its businesses as presently owned and conducted, except for such failures of title that would not, individually or in the aggregate, have a material adverse effect on Company. All such properties and assets, other than properties and assets in which the Company or any Material Entity has leasehold interest, are free and clear of all Encumbrances, other than those Encumbrances that, in the aggregate, have not had and could not reasonably be expected to have a material adverse effect.

17. REPORTS. Company has filed with the Securities Authorities and stock exchanges on which the Company Common Shares are listed true and complete copies of all forms, reports, schedules, statements, material change reports and other documents required to be filed by it since December 31, 2003 (such forms, reports, schedules, statements and other documents, including any financial statements or other documents, including any schedules included therein, are referred to as the "COMPANY DOCUMENTS"). The Company Documents, at the time filed, (a) did not contain any misrepresentation (as defined in the SECURITIES ACT (Ontario)) and (b) complied in all material respects with the requirements of applicable securities Laws. Company has not filed any confidential material change or similar report with any Securities Authorities or such stock exchanges which at the date hereof remains confidential.

18. LICENCES, ETC. Company and each of its Material Entities owns, possesses, or has obtained and is in compliance in all material respects with, all licences, permits (including Environmental Approvals), certificates, orders, grants, approvals and other authorizations ("PERMITS") of or from any Governmental Entity necessary to conduct its businesses as now conducted or as proposed to be conducted, other than those the failure to own, possess, obtain or be in compliance with would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Company. No suspension or cancellation of any of the Permits is pending, or to the knowledge of the Company, threatened except where the suspension or cancellation of any of the Permits have not had and would not be reasonably expected to have, individually or in the aggregate, a material adverse effect on the Company.

19. MATERIAL CONTRACTS. Except as set forth in Section 1 of the Company Disclosure Letter, there is no contract to which the Company or any of its Subsidiaries is a party or by which any of them or their respective properties or assets are bound that (i) if terminated, would reasonably be expected to have a material adverse effect on the Company; (ii) is a contract or group of related contracts which involves payments to or by the Company or any of its Subsidiaries of more than US$10 million per annum (other than contracts with suppliers and customers entered into in the ordinary course of business); (iii) is a contract that contains any non-competition obligations or otherwise restricts in any material way the business of the Company or any of its Subsidiaries; (iv) is a partnership or joint venture agreement in which the Company or any of its Subsidiaries participates as a general partner or joint venturer; (v) is a contract pursuant to which the Company or any of its Subsidiaries provides an indemnification to any other person (other than the Company or a wholly-owned Subsidiary), other than contracts with suppliers, distributors, sales representatives and customers entered into in the ordinary course of business or in an amount not in excess of US$10 million (the contracts described in items (i) to (v) collectively, the "MATERIAL CONTRACTS"). Except as set forth in the Company Disclosure Letter, all Material Contracts are legal, valid, binding and in full force and effect and are enforceable by the Company and its Subsidiaries in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors' rights generally, and to general principles of equity), the Company and its Subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under the Material Contracts and are not, and are not to the Company's knowledge alleged to be (with or without the lapse of time or the giving of notice, or both), in breach or default in any material respect thereunder.

20. UNITED STATES SECURITIES LAWS. Company is a foreign private issuer (as the term is defined in Rule 3b-4 of the United States SECURITIES EXCHANGE ACT OF 1934, as amended).

                                   SCHEDULE C

              REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUIROR

1. ORGANIZATION. Each of Parent and Acquiror has been duly incorporated or formed under all applicable Laws, is validly subsisting and has full corporate or legal power and authority to own its properties and conduct its businesses as currently owned and conducted. Acquiror is a wholly-owned subsidiary of Parent incorporated for the purpose of acquiring the Company Common Shares pursuant to the Arrangement Agreement and the Arrangement and has carried on no other business.

2. AUTHORITY. Each of Parent and Acquiror has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Parent and Acquiror, the performance by Parent and Acquiror of their obligations under this Agreement and the consummation by Parent and Acquiror of the transactions contemplated by this Agreement have been duly authorized by the Boards of Directors of Parent and Acquiror, and no other corporate proceedings on the part of Parent and Acquiror are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Acquiror and constitutes a legal, valid and binding obligation of each of Parent and Acquiror, enforceable against Parent and Acquiror in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors' rights generally, and to general principles of equity. The execution and delivery by each of Parent and Acquiror of this Agreement and performance by it of its obligations hereunder and the completion of the Arrangement and the transactions contemplated thereby, will not in respect of each of Parent and Acquiror:

     (a) result in a violation or breach of or give rise to any termination rights under any provision of:

            (i) its certificate of incorporation, articles, by-laws or other charter documents, including any unanimous shareholder agreement or similar document;

            (ii)   any Law, regulation, order, judgment or decree; or

            (iii) any contract, agreement, licence, franchise or permit to which Parent or Acquiror is bound or is subject;

     (b) give rise to any right of termination or acceleration of its indebtedness, or cause any third party indebtedness owing by it to come due before its stated maturity or cause any of its available credit to cease to be available; or

     (c) result in the imposition of any Encumbrance upon any of its assets or the assets of any Subsidiary, or restrict, hinder, impair or limit the ability of Parent or Acquiror or any Subsidiary to carry on the business of Parent, Acquiror or any Subsidiary as and where it is now being carried on or as and where it may be carried on which would, individually or in the aggregate, materially impede the completion of the Arrangement or the other transactions contemplated hereby.

3.   CONSENTS AND APPROVALS.

     (a) No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by Parent or Acquiror or their Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by Parent and Acquiror of the transactions contemplated hereby other than (i) any approvals required by the Interim Order, (ii) the Final Order, (iii) filings which may be required under the ABCA, in the case of Acquiror and filings with and approvals required by the Securities Authorities and stock exchanges, (iv) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, materially impede the completion of the Arrangement or the other transactions contemplated hereby.

     (b) No consent, approval, or authorization is required under any material contract, agreement, licence, franchise or permit to which Parent or Acquiror is bound or is subject in connection with the execution and delivery of this Agreement or the consummation by Parent and Acquiror of the transactions contemplated hereby, where failure to obtain such consent, approval or authorization would, individually or in the aggregate, have a material adverse effect on the Parent or Acquiror, taken as a whole.

4. LITIGATION, ETC. There is no claim, action, proceeding or investigation pending or, to the knowledge of Parent or Acquiror, threatened against or relating to Parent or Acquiror or any Subsidiary or affecting any of their properties or assets before any court or governmental or regulatory authority or body and no material fact exists that, if adversely determined, would materially impede the completion of the Arrangement or the other transactions contemplated hereby. Neither Parent nor Acquiror nor any Subsidiary is subject to any outstanding order, writ, injunction or decree that would materially impede the completion of the Arrangement or the other transactions contemplated hereby.

5. SUFFICIENT FUNDS. Parent has sufficient funds or has made adequate arrangements to have financing in place in order to provide sufficient funds to pay the aggregate Consideration in accordance with the terms of the Arrangement, and such financing is not subject to any condition precedent other than those conditions set forth in Article 6 hereof.

6. SHARE OWNERSHIP. Neither Parent nor Acquiror, nor their respective affiliates, is the beneficial owner of any Company Common Shares.